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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                ____________________

                                    Schedule 13G
                                   (Rule 13d-102)

              Information to be Included in Statements Filed Pursuant
            to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed
                               Pursuant to 13d-2(b)

                                (Amendment No. 1)(1)




                                  Corixa Corporation
                                  ------------------
                                  (Name of Issuer)


                       Common Stock, par value $.001 per share
                       ---------------------------------------
                           (Title of Class of Securities)


                                      21887F100
                                   --------------
                                   (CUSIP Number)


              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       / /        Rule 13d-1(b)

      /X/         Rule 13d-1(c)

      / /         Rule 13d-1(d)

                          (CONTINUED ON FOLLOWING PAGE(s))

                                (Page 1 of 10 Pages)

__________________
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. 21887F100                   13G                   Page 2 of 10 Pages

  1.   NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Standish M. Fleming


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  / /
                                                              (b)  / /


  3.   SEC USE ONLY


  4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                      5.   SOLE VOTING POWER
       NUMBER                   40,679 (+) shares of Common Stock.
         OF
       SHARES         6.   SHARED VOTING POWER
    BENEFICIALLY                519,807 (++) shares of Common Stock.
      OWNED BY
        EACH          7.   SOLE DISPOSITIVE POWER
     REPORTING                  40,679 (+) shares of Common Stock.
       PERSON
        WITH          8.   SHARED DISPOSITIVE POWER
                                519,807 (++) shares of Common Stock.

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,486 (+) (++) shares of Common Stock.

______________________
     (+) Includes 1,510 shares of Common Stock issuable upon the exercise of warrants within 60 days of December 31, 1998. Also includes 351 shares of Common Stock and 351 shares of Common Stock held directly by the Fleming Family Trust and Fleming Family Children's Trust, respectively. Mr. Fleming is a Co-Trustee of both trusts.

     (++) Includes 60,273 shares of Common Stock issuable upon the exercise of warrants and 519,807 shares of Common Stock, all of which are directly owned by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Mr. Fleming is a general partner. Mr. Fleming disclaims beneficial ownership of these 519,807 shares other than to the extent of his individual partnership interest.

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  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   / /

  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            4.2% as of December 31, 1998.

  12.  TYPE OF REPORTING PERSON*
            IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 CUSIP NO. 21887F100                     13G                 Page 4 of 10 Pages

  1.   NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            Ivor Royston


  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)
                                                              (b)


  3.   SEC USE ONLY


  4.   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                      5.   SOLE VOTING POWER
       NUMBER                   44,028 (+) shares of Common Stock.
         OF
       SHARES         6.   SHARED VOTING POWER
    BENEFICIALLY                519,807 (++) shares of Common Stock.
      OWNED BY
        EACH          7.   SOLE DISPOSITIVE POWER
     REPORTING                  44,028 (+) shares of Common Stock.
       PERSON
        WITH          8.   SHARED DISPOSITIVE POWER
                                519,807 (++) shares of Common Stock.

  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 563,835 (+) (++) shares of Common Stock.

______________________
     (+) Includes 1,510 shares of Common Stock issuable upon the exercise of warrants and 1,404 shares of Common Stock, all of which are held directly by the Royston Family Trust, of which Dr. Royston is a Co-Trustee. Also includes 1,404 shares of Common Stock held directly by the Royston Family Children's Trust, of which Dr. Royston is a Co-Trustee.

     (++) Includes 60,273 shares of Common Stock issuable upon the exercise of warrants and 519,807 shares, all of which are directly owned by Forward Ventures II, L.P., of which Forward II Associates, L.P. is the general partner, of which Dr. Royston is a general partner. Dr. Royston disclaims beneficial ownership of these 519,807 shares other than to the extent of his individual partnership interest.

  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   / /

  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            4.2% as of December 31, 1998.

  12.  TYPE OF REPORTING PERSON*
            IN


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
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 ITEM 1(a).   NAME OF ISSUER:

              Corixa Corporation

 ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              1124 Columbia Street, Suite 200
              Seattle, WA 98104

 ITEM 2(a).   NAME OF PERSON FILING:

              Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, this statement is being filed jointly by
              (i) Standish M. Fleming, a general partner of Forward II Associates, L.P. and a Co-Trustee of the Fleming Family Trust UTD 9/25/97 and Fleming Family Children's Trust UTD 10/1/94, and
              (ii) Ivor Royston, a general partner of Forward II Associates, L.P. and a Co-Trustee of the Royston Family Trust UTD March 18, 1992 and Royston Family Children's Trust UTD 2/23/82. Mr. Fleming and Dr. Royston are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of Corixa Corporation that each beneficially owns.

 ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o Forward II Associates, L.P.
              9255 Towne Centre Drive, Suite 300
              San Diego, CA 92121

 ITEM 2(c).   CITIZENSHIP:

              USA

 ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

              Common Stock

 ITEM 2(e).   CUSIP NUMBER:

              21887F100

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

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 ITEM 4.      OWNERSHIP.

              (a) Amount Beneficially Owned: See Row 9 of cover page for each individual.

              (b) Percent of Class: See Row 11 of cover page for each individual.

              (c)  Number of Shares as to which such person has:

                   (i) sole power to vote or to direct the vote: See Row 5 of cover page for each individual.

                   (ii) shared power to vote or to direct the vote: See Row 6 of cover page for each individual.

                   (iii) sole power to dispose or to direct the disposition
                         of:  See Row 7 of cover page for each individual.

                   (iv) shared power to dispose or to direct the disposition of: See Row 8 of cover page for each individual.

 ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.

 ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable.

 ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable.

 ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable.

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 ITEM 10.     CERTIFICATIONS.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999


                              /s/  Standish M. Fleming
                              ------------------------
                              Standish M. Fleming



                              /s/  Ivor Royston
                              ------------------------
                              Ivor Royston